JOHN HANCOCK INVESTMENT TRUST

AMENDMENT TO SUBADVISORY AGREEMENT

AMENDMENT made as of this 26th day of June, 2025 to the Subadvisory Agreement dated December 31, 2005, as amended (the “Subadvisory Agreement”), between John Hancock Investment Management LLC (the “Adviser”) and Manulife Investment Management (US) LLC (“MIM (US)”) (the “Subadviser”) each a Delaware limited liability company. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement relating to the compensation of the Subadviser is amended to update the fee aggregation provisions for John Hancock Small Cap Core Fund.

2.	EXECUTION

This Agreement and any amendments hereto and any notices or other communications hereunder that are required to be in writing may be in electronic form (including without limitation by facsimile and, in the case of notices and other communications, email) and may be executed by means of electronic signatures.

3.	EFFECTIVE DATE

The Amendment shall become effective retroactive to April 25, 2025, following approval of the Amendment by the Board of Trustees of John Hancock Investment Trust.

4.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

5.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

MANULIFE INVESTMENT MANAGEMENT (US) LLC

By:	/s/ Diane Landers
Name:	Diane Landers
Title:	President and COO

JOHN HANCOCK INVESTMENT TRUST, on behalf of John Hancock Small Cap Core Fund

By:	/s/ Kristie Feinberg
Name:	Kristie Feinberg
Title:	President

APPENDIX A

The Subadviser shall serve as investment subadviser for each Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to the net assets of each Portfolio managed by the Subadviser the fee computed separately for such Portfolio at an annual rate as follows (the “Subadviser Fee”):

Portfolio	First $[ ] of Aggregate Net Assets*		Next $[ ] of Aggregate Net Assets*		Next $[ ] of Aggregate Net Assets*		Excess over $[ ] of Aggregate Net Assets*
John Hancock Small Cap Core Fund	[	]%	[	]%	[	]%	[	]%

*

The term Aggregate Net Assets includes the net assets of a Portfolio managed by the Subadviser. It also includes the net assets of one or more other portfolios of the Trust or other portfolios managed by the Subadviser or represent investment in a fund managed by the Subadviser, as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s) or the other portfolios invest in a fund managed by the Subadviser and only with respect to the net assets of such other portfolio(s) that are either managed by the Subadviser or represent an investment in another fund managed by the Subadviser.

Trust Portfolio(s)	Other Portfolio(s)
John Hancock Small Cap Core Fund	Small Cap Core Trust, a series of John Hancock Variable Insurance Trust

For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day (and to the extent not available, as of the most recent practicable day) of that fund.

A-1